FWP

Free Writing Prospectus

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-141142
May 14, 2007

transcript

MEDIA:	Television
STATION:	CNBC
MARKET:	National Cable
DATE:	05/11/07
TIME:	09:30 AM ET
PROGRAM:	Squawk on the Street
SUBJECT:	John Dionisio, AECOM

ESTIMATED IMPRESSIONS: 289,275
ESTIMATED PUBLICITY VALUE (per 30 seconds): $13,095.48

[Opening bell ringing]

Mark Haines, Co-Anchor:

And I think they’re gonna start buyin’ into the rally today, too, as the opening bell rings here at the big board. And the cast of characters in this morning is: AECOM Technology Corp.—ticker ACM—celebrating an IPO. At the NASDAQ, Integrated Device Technology—IGTI—their CEO, Greg Lang, doing the honors over there.

Erin Burnett, Co-Anchor:

All right, and we are up five points now, eight and climbing for the Dow Jones Industrial Average. Let’s get to market reporters…

[09:44 AM ET]

Burnett:

And as we mentioned before, AECOM is one o’ the biggest energineering [sic] firms in the world. It’s also a big area of focus right now: They rang they opening bell. It was their IPO celebration.

Bob Pisani is with him at Post 7-D. Hello, Bob.

Bob Pisani, Reporter:

Hello there. And you heard that the world’s on a building boom. This is the guy who would know about it. John Dionisio, you heard, CEO of AECOM. Here’s the Post right behind us. Very busy here. Stock at twenty-one. Went out at twenty-one—twenty dollars yesterday. What the IPO was.

So, tell us, is it true that the world is on a building boom right now? And where is the areas of growth that you are seeing?

John Dionisio, President and CEO, AECOM Technology Corp:

Well, as, as, as you know, Bob, AECOM is a, a global company. And we do about forty percent of our business outside the United States. And we’re a—leaders in three key markets: uh, uh, transportation facilities and buildings and in environmental. And we see, right now, a major boom occurring in the Middle East, as well as in, in China. But also, let me un—uh, say this: that the United States market still remains very strong.

Pisani:

I was intrigued to see that forty percent of your revenues are the U.S. government—the federal government, state and local governments. This is for the building infrastructure, uh, that’s still going on in the United States—the bridges and roads. How is that looking? Do you cont, continue to see that kind of develop [sic] going on in the United States?

Dionisio:

Oh, yeah, yes, Bob. I mean, uh, as of this year, more than fifty-one percent of the world’s population is moving back into urbanized areas. So, you can imagine, with the aging infrastructure we have, what type of pressure that puts on, on our infrastructure.

Just as Mayor Bloomberg said, uh, last week in—what?—the hundred-and-twenty-seven-point program he had: Uh, all our major cities are in dire need of re—upgrade of their infrastructure—water systems, roads, schools. And so, we see, we see that market as, eh—the inf, infrastructure market—not only here in the United States, but around the world—as being a very, very strong market.

Pisani:

Now what about the non-governmental business in the United States? I know you’re not a homebuilding cun—uh, uh, company—but we’ve been tracking what the homebuilders have been saying. It’s been very slow for them. What kind of situation do you see the building industry in the United States is in right now—non-governmental?

Dionisio:

Uh, I see there is a, is a positive movement where we see a lot of activity, for instance, in our buildings and facilities business—which is primarily a private client. But the, the real differentiator that we see is the amount of private investment that is going into, uh, infrastructure. I mean, there was just an article in, uh, BusinessWeek: Over a hundred billion dollars of private investment is—in this country, a hundred billion dollars—is focused on infrastructure improvements.

Pisani:

Ten seconds left: Do you see more private equity investment in your business? Are you going to see private equity firms come in and get an interest in this particular engineering and construction space?

Dionisio:

Yeah, I see, I see, going forward, that the, uh, private investment is going to be a, a sub—a supplement to, uh, public financing.

Pisani:

John Dionisio, CEO of AECOM. Congratulations on the listing.

Dionisio:

Thank you, Bob.